UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*


Drive Shack, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)


262077100
(CUSIP Number)


December 31, 2020
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


Schedule13G
CUSIP No. 262077100


1.  Names of Reporting Persons.
American Assets Capital Advisers, LLC

2.  Check the Appropriate Box if a Member of a Group
(a)
(b)
3.  SEC Use Only
4.  Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5.  Sole Voting Power


6.  Shared Voting Power 4,219,149*


7.  Sole Dispositive Power


8.  Shared Dispositive Power 4,219,149*

9.  Aggregate Amount Beneficially Owned by Each Reporting Person 4,219,249*
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9) 6.3%
12. Type of Reporting Person IA

* American Assets Capital Advisers, LLC (AACA) is an investment adviser registeredunder Section 203 of the Investment Advisers Act of 1940. The securities reported in this Schedule 13G are held by the Altegris AACA Opportunistic Real Estate Fund (RAAIX) to which AACA is the subadviser, the Dunham Real Estate Stock Fund (DNREX), to which AACA is also the subadviser, and one separately managed account (SMA) to which AACA is the advisor. RAAIX and DNREX are referred to collectively as the Funds.
AACA has entered into a subadvisory agreement with Altegris Advisors, LLC (Altegris), a subadvisory agreement with Dunham & Associates Investment Counsel, Inc. (Dunham), and an advisory agreement with the owner of the SMA whereby Altegris, Dunham, and the SMAs respective owners have delegated voting authority to AACA. In its role as subadvisor to the Funds and advisor to the SMA, AACA may possess investment power and voting power over the securities that are owned by the Funds and the SMA and may be deemed to be the beneficial owner of the shares of the Issuer held by the Funds and the SMA. However, the securities reported in this schedule are owned by the Funds and the SMAs respective owners. AACA disclaims beneficial wwnership of such securities. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securitie Exchange Act of 1934.

Schedule13G
CUSIP No. 262077100


1.  Names of Reporting Persons. American Assets Investment Management, LLC

2.  Check the Appropriate Box if a Member of a Group
(a)
(b)
3.  SEC Use Only

4.  Citizenship or Place of Organization  Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5.  Sole Voting Power


6.  Shared Voting Power 4,219,149

7.  Sole Dispositive Power


8.  Shared Dispositive Power 4,219,149

9.  Aggregate Amount Beneficially Owned by Each Reporting Person 4,219,149
10. Check if the Aggregate Amount inRow (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9) 6.3%
12. Type of Reporting Person HC

Schedule13G
CUSIP No. 262077100


1.  Names of Reporting Persons. Soledad Realty Capital, Inc.

2.  Check the Appropriate Box if a Member of a Group
(a)
(b)
3.  SEC Use Only
4.  Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:
5.  Sole Voting Power


6.  Shared Voting Power 4,219,149


7.  Sole Dispositive Power


8.  Shared Dispositive Power 4,219,149

9.  Aggregate Amount Beneficially Owned by Each Reporting Person 4,219,149

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9) 6.3%
12. Type of Reporting Person HC

Schedule13G
CUSIP No. 262077100


1.  Names of Reporting Persons. Ernest S. Rady
2.  Check the Appropriate Box if a Member of a Group
(a)
(b)

3.  SEC Use Only
4.  Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:
5.  Sole Voting Power


6.  Shared Voting Power 4,219,149

7.  Sole Dispositive Power


8.  Shared Dispositive Power 4,219,149

9.  Aggregate Amount Beneficially Owned by Each Reporting Person 4,219,149
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9) 6.3%
12. Type of Reporting Person HC

Schedule13G
CUSIP No. 262077100


1.  Names of Reporting Persons. Burland B. East, III

2.  Check the Appropriate Box if a Member of a Group
(a)
(b)
3.  SEC Use Only
4.  Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:
5.  Sole Voting Power

6.  Shared Voting Power 4,219,149


7.  Sole Dispositive Power


8.  Shared Dispositive Power 4,219,149

9.  Aggregate Amount Beneficially Owned by Each Reporting Person 4,219,149

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9) 6.3%

12. Type of Reporting Person IN, HC

Schedule 13G
CUSIP No. 262077100

ITEM 1.
(a) Name of Issuer: Drive Shack, Inc.

(b) Address of Issuer's Principal Executive Offices: 218 W 18th Street, 3rd Floor, New York, NY 10011

ITEM 2.
(a) Name of Person Filing: American Assets Capital Advisers, LLC and joint filers (see Item 7)

(b) Address of Principal Business Office, or if None, Residence:
3430 Carmel Mountain Road, Suite 150, San Diego, CA 92121

(c) Citizenship: U.S.

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: 127537207

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
(a)[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)[ ] Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C.78c);
(d)[ ] Investment company registered under section 8 of the
Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)[ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C. 80a-3);
(j)[ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k)[X] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: N/A

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 4,219,149

(b) Percent of class: 6.3%

(c) Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote

(ii) Shared power to vote or to direct the vote: 4,219,149

(iii)Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of: 4,219,149


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following[ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

See Item 7 Exhibit attached.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

See Item 7 Exhibit attached.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and
Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Februar 12, 2021
(Date)


AMERICAN ASSETS CAPITAL ADVISERS, LLC

By: 	__s/s___Burland B. East, III______________________________
		Burland B. East, III, Chief Executive Officer

AMERICAN ASSETS INVESTMENT MANAGEMENT, LLC

By: 	__s/s___Ernest S. Rady_____________________________________
		Ernest S. Rady, Trustee of Sole Member

SOLEDAD REALTY CAPITAL, INC.

By: 	__s/s___Burland B. East, III_______________________________
		Burland B. East, III, President and Sole Shareholder

BURLAND B. EAST, III

__s/s___Burland B. East, III_______________________________________


ERNEST S. RADY

__s/s___Ernest S. Rady_____________________________________________

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

JOINT FILING AGREEMENT
As required by Rule 13d-1 and Rule 13d-2 promulgated under the Securities Exchange Act of 1934 (the 1934 Act), the undersigned (each a Filing Person), hereby agree to file jointly a Schedule 13G and any amendments thereto relating to the aggregate ownership by each of the Filing Persons of any voting equity security of a class of Drive Shack, Inc. stock which is registered pursuant to Section 12 of the 1934 Act, as amended, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings. Each Filing Person agrees that the information set forth in such Schedule 13G and any amendments thereto with respect to such Filing Person will be true, complete and correct as of the date of such
Schedule 13G or such amendment, to the best of such Filing Persons knowledge and belief, after reasonable inquiry.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that each Filing Person makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13G or any amendments thereto with respect to any other Filing Person. Each Filing Person shall promptly notify all of the other Filing Persons if any of the information set forth in the Schedule 13G or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the Schedule 13G.

IN WITNESS WHEREOF, the undersigned have set their hands this 12th day of February, 2021.

AMERICAN ASSETS CAPITAL ADVISERS, LLC

By: __s/s__Burland B. East, III________________________
Burland B. East, III, Chief Executive Officer

AMERICAN ASSETS INVESTMENT MANAGEMENT, LLC

By: __s/s__Ernest S. Rady______________________________
Ernest S. Rady, Trustee of Managing Member

SOLEDAD REALTY CAPITAL, INC.

By: __s/s__Burland B. East, III________________________
Burland B. East, III, President

BURLAND B. EAST, III

__s/s___ Burland B. East, III__________________________

ERNEST S. RADY

__s/s___Ernest S. Rady_________________________________

ITEM 7 EXHIBIT
Pursuant to the instructions in Item 7 of Schedule 13G, the following table lists the identity and Item 3 classification of each relevant entity/individual that beneficially owns shares of the security class being reported on this
Schedule 13G.

Entity/Individual					Item 3 Classification
American Assets Investment Management, LLC(AAIM)		HC
Soledad Realty Capital, Inc.(Soledad)				HC
Burland B. East, III						HC
Ernest S. Rady							HC
Assets Capital Advisers, LLC (AACA)				IA


Mr. Burland East owns 100% of Soledad. Mr. Ernest Rady is the sole trustee of the Ernest Rady Trust, which owns 100% of AAIM. AAIM and Soledad together own 100% of AACA. AACA is an SEC registered investment adviser under
Section 203 of the Investment Advisers Act of 1940.  The shares of
Drive Shack, Inc. covered by this report are held for the benefit of discretionary accounts advised and/or subadvised by AACA.

The ownership breakdown of the common stock of Drive Shack, Inc. is as follows:
AAIM, Soledad, Burland East and Ernest Rady are control persons of AACA and therefore have indirect shared investment power and indirect shared voting power of 4,219.149 shares.

AACA has investment power and voting power over accounts that hold in aggregate 4,219.149 shares.

No one account owns 5% or more of the shares.